UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Second Quarter 2020 Financial Results

•	Net loss for the first half of 2020 attributable to the Company was $28.2 million, compared with a net profit of $17.0 million in the first half of 2019.

•
Adjusted EBITDA including unconsolidated affiliates[1] was approximately $380.1 million in the first half of 2020, representing a 7.4% year-over-year decrease mostly due to foreign exchange differences and lower solar radiation in EMEA.

•	Cash available for distribution (“CAFD”) increased by 2.9% to $97.3 million in the first half of 2020.

•	Additionally, the Company generated approximately $143 million of one-off cash through a non-recourse refinancing in the second quarter of 2020 to finance growth without increasing corporate debt.

•	Quarterly dividend of $0.42 per share declared by the Board of Directors.

•	Year to date until July Atlantica has raised $489 million[2] at an average cost of 3.9% to fund new growth, including non-recourse project refinancings and additional corporate debt issuances.

•	Exercised the option to buy out Solana’s tax equity investor[3].

•	Closed the acquisition of the previously announced 55MW solar plant through the Renewable Energy Platform created in Chile.

•	No material impact from COVID-19 situation as of today; health and safety remains Atlantica’s top priority.

1  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 15).
2 This amount includes the $143 million of one-off cash generated in the second quarter 2020 referred to above.
3 The acquisition is expected to close in August, subject to customary conditions.

August 3, 2020 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or “the Company”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the six-month period ended June 30, 2020.

To date, Atlantica has not experienced any significant disruptions in availability or production due to COVID-19. The Company has continued monitoring COVID-19 situation closely and is adapting its safety measures and protocols to the specific situation in each asset and office. Atlantica continues to provide reliable service to its clients, always keeping health and safety as its top priority.

Revenue for the six-month period ended June 30, 2020 was $465.7 million, a 7.7% decrease versus the same period in 2019. On a constant currency basis4, revenue for the six-month period ended June 30, 2020 decreased by 6.1% compared to the six-month period ended June 30, 2019. Adjusted EBITDA including unconsolidated affiliates was $380.1 million in the first half of 2020, representing a 7.4% decrease year-over-year. On a constant currency basis, Adjusted EBITDA including unconsolidated affiliates for the first half of 2020 decreased by 5.5% compared to the first half of 2019. The decrease in revenue and Adjusted EBITDA including unconsolidated affiliates was mostly due to lower solar resource in EMEA and lower production in Kaxu caused by the unscheduled outage discussed last quarter.

CAFD generation in the first six months of 2020 was $97.3 million, a 2.9% increase compared with $94.5 million in the first half of 2019.

Additionally, in the second quarter of 2020 the Company generated $143 million of one-off cash, net of transaction costs and reserves, through a non-recourse project debt refinancing. The Green Project Finance was entered into by a subsidiary-holding company of certain Atlantica’s solar assets in Spain. It was issued in compliance with the 2018 Green Loan Principles and has a Second Party Opinion delivered by Sustainalytics.

4 We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA including unconsolidated affiliates using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. See Second Quarter 2020 Financial Statements on Form 6-K filed on August 3, 2020 for further information.

Highlights
(in thousands of U.S. dollars)	Six-month period ended June 30,
	2020	2019
Revenue	$465,747	$504,790
Profit / (loss) for the period attributable to the Company	(28,171)	16,956
Adjusted EBITDA incl. unconsolidated affiliates	380,069	410,458
Net cash provided by operating activities	148,407	149,108
CAFD	97,275	94,501

Key Performance Indicators
	Six-month period ended June 30,
	2020	2019
Renewable energy
MW in operation[5]	1,551	1,496
GWh produced[6]	1,482	1,651
Efficient natural gas
MW in operation[7]	343	300
GWh produced[8]	1,268	866
Electric Availability (%)[8,9]	101.7%	88.5%
Electric transmission lines
Miles in operation	1,166	1,152
Availability (%)[10]	99.9%	100.0%
Water
Mft[3] in operation[5]	17.5	10.5
Availability (%)[10]	102.0%	100.6%

5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Includes curtailment in wind assets for which we receive compensation.
7 Includes 43MW corresponding to our 30% share of Monterrey since August 2, 2019.
8 GWh produced in the first half of 2020 includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in ACT in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per the contract.
9 Electric availability refers to operational MW over contracted MW.
10 Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2020	2019
Revenue by geography
North America	$157,932	$164,536
South America	75,029	69,090
EMEA	232,786	271,164
Total revenue	$465,747	$504,790

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$142,615	$147,163
South America	59,802	57,464
EMEA	177,652	205,831
Total Adjusted EBITDA incl. unconsolidated affiliates	$380,069	$410,458

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2020	2019
Revenue by business sector
Renewable energy	$344,674	$380,086
Efficient natural gas	52,032	61,698
Electric transmission lines	53,395	51,098
Water	15,646	11,908
Total revenue	$465,747	$504,790

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$275,085	$301,394
Efficient natural gas	47,765	54,302
Electric transmission lines	44,345	43,586
Water	12,874	11,176
Total Adjusted EBITDA incl. unconsolidated affiliates	$380,069	$410,458

During the first half of 2020, Atlantica’s renewable assets operating performance was as follows:

•	Production in the U.S. solar portfolio in the first half of 2020 was a 1.8% higher than in the same period of the previous year.

•	Production in Spain decreased mainly due to significantly lower solar radiation than in the same period of the previous year.

•
In South Africa, production decreased mainly due to an unscheduled outage due to a fire in the first quarter that affected electrical equipment. After repairs, production is now at or close to capacity. Damage and business interruption costs were covered by insurance, after customary deductibles.

•	Finally, production of our wind assets increased by 9.6% due to good wind resource and stable performance of the assets.

Atlantica’s assets with revenue based on availability continue to deliver solid performance with high availability levels in ACT and Monterrey, transmission lines and water assets.

Liquidity and Debt

As of June 30, 2020, cash at the Atlantica’s corporate level was $278.7 million, compared to $66.0 million as of December 31, 2019. Additionally, as of June 30, 2020, we had approximately $251.0 million available under our Revolving Credit Facility and therefore a total corporate liquidity of $529.7 million, compared to $407.0 million as of December 31, 2019.

As of June 30, 2020, net project debt was $4,497.5 million, compared with $4,355.6 million as of December 31, 2019, while net corporate debt was $558.3 million, compared with $657.8 million as of December 31, 2019. The net corporate debt / CAFD pre-corporate debt service ratio11 was 2.3x as of June 30, 2020.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.

11 Net corporate leverage calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica.

Dividend

On July 31, 2020, the Board of Directors of Atlantica approved a dividend of $0.42 per share. This dividend is expected to be paid on September 15, 2020 to shareholders of record as of August 31, 2020.

Strategic and Corporate Update

Since the beginning of 2020, Atlantica has successfully closed new financings representing total proceeds of $489 million which are expected to finance growth.

$216 million were generated from non-recourse project debt financings and refinancings, allowing the Company to continue executing on its accretive growth strategy without impacting corporate debt metrics:

•
In April 2020, Atlantica entered into the Green Project Finance that resulted in a net recap for Atlantica of $143 million. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and has a Second Party Opinion delivered by Sustainalytics.

•
In July 2020, Atlantica entered into a non-recourse project debt refinancing of Helioenergy, one of the solar assets in Spain, by adding a new tranche of debt from an institutional investor, with a 15-year maturity. After transaction costs, net refinancing proceeds (net “recap”) were approximately $43 million.

•
Also in July 2020, Atlantica entered into a non-recourse project debt financing for approximately €326 million in Helios. The new debt has been used to repay the previous bank project debt with approximately €250 million outstanding and has canceled legacy interest rate swaps. With this refinancing, Atlantica is achieving an improvement in cost (1.9% per annum versus approximately 4.2% in the previous financing) and tenor (17-year maturity versus 7 year in the previous financing). After transaction costs and cancelation of legacy swaps, net refinancing proceeds (net “recap”) were approximately $30 million.

Additionally, the Company entered into two corporate debt issuances for a total amount of approximately $273 million:

•
On July 17, 2020, Atlantica issued $100 million Green Exchangeable Notes due 2025. On July 29, 2020, the Company closed an additional $15 million of Green Exchangeable Notes pursuant to the over-allotment option granted to the initial purchasers. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange price is $34.36 per ordinary share. The Green Exchangeable Notes were issued in compliance with the 2018 Green Bond Principles and have a Second Party Opinion delivered by Sustainalytics.

•
In addition, Atlantica entered into the Note Issuance Facility 2020, a senior unsecured financing with a private investor for a total amount of approximately $158 million (€140 million) with a 7-year maturity. Closing is expected to occur prior to August 31, 2020, subject to certain conditions.

These new financings are expected to finance accretive growth opportunities:

•
On April 3, 2020 Atlantica invested in the creation of a renewable energy platform in Chile, together with financial partners, where we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in an area with excellent solar resource. This asset, which has been in operation since 2016, has demonstrated a strong operating track record while selling its production to the Chilean power market.

•
On July 17, 2020 the Company exercised the option to buy out Solana’s tax equity investor. The investment is estimated to be approximately $290 million. Closing of the acquisition is expected to occur in August, subject to customary conditions.

•	Atlantica continues to actively pursue growth opportunities in its target geographies.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Monday August 3, 2020, at 8:15 am (New York time).

In order to access the conference call participants should dial: +1 631-510-7495 (US), +44 (0) 844-571 8892 (UK) or +1 -866-992-6802 (Canada), followed by the confirmation code 1685664 for all phone numbers. Due to current COVID-19 restrictions, Atlantica advises participants to access the conference call at least 20 minutes in advance.

Additionally, the senior management team will hold virtual meetings with investors on August 11, 2020, at the Power, Utilities, MLPs and Pipelines Conference organized by Goldman Sachs and on August 26, 2020, at the Seaport Global 9th Annual Virtual Summer Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt financing and refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from corporate debt and project debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the six-month period ended June 30, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.

The CAFD and other guidance incorporated into this press release are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this press release provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Revenue	$255,344	$283,338	$465,747	$504,790
Other operating income	27,698	18,469	57,236	44,908
Employee benefit expenses	(12,616)	(5,461)	(24,333)	(10,777)
Depreciation, amortization, and impairment charges	(84,454)	(74,327)	(194,073)	(150,063)
Other operating expenses	(60,277)	(69,037)	(126,092)	(132,523)
Operating profit/(loss)	$125,695	$152,982	$178,485	$256,335
Financial income	4,466	231	5,673	517
Financial expense	(114,105)	(109,029)	(210,113)	(210,532)
Net exchange differences	445	(540)	(1,176)	326
Other financial income/(expense), net	6,931	(1,273)	2,819	(211)
Financial expense, net	$(102,263)	$(110,611)	$(202,797)	$(209,900)
Share of profit/(loss) of associates carried under the equity method	2,259	1,529	1,591	3,352
Profit/(loss) before income tax	$25,691	$43,900	$(22,721)	$49,787
Income tax	(13,618)	(17,463)	(3,471)	(27,040)
Profit/(loss) for the period	$12,073	$26,437	$(26,192)	$22,747
Loss/(profit) attributable to non-controlling interests	267	(524)	(1,979)	(5,791)
Profit/(loss) for the period attributable to the Company	$12,340	$25,913	$(28,171)	$16,956
Weighted average number of ordinary shares outstanding (thousands)	101,602	100,811	101,602	100,516
Basic earnings per share attributable to Atlantica Sustainable Infrastructure plc (U.S. dollar per share)	$0.12	$0.27	$(0.28)	$0.17

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2020	As of December 31, 2019
Non-current assets
Contracted concessional assets	$8,034,890	$8,161,129
Investments carried under the equity method	126,613	139,925
Financial investments	78,771	91,587
Deferred tax assets	152,603	147,966
Total non-current assets	$8,392,877	$8,540,607
Current assets
Inventories	$22,388	$20,268
Clients and other receivables	366,180	317,568
Financial investments	196,732	218,577
Cash and cash equivalents	788,769	562,795
Total current assets	$1,374,069	$1,119,208
Total assets	$9,766,946	$9,659,815

Equity and liabilities
Share capital	$10,160	$10,160
Parent company reserves	1,817,486	1,900,800
Other reserves	46,801	73,797
Accumulated currency translation differences	(113,220)	(90,824)
Retained Earnings	(413,628)	(385,457)
Non-controlling interest	209,520	206,380
Total equity	$1,557,119	$1,714,856
Non-current liabilities
Long-term corporate debt	$813,480	$695,085
Long-term project debt	4,194,978	4,069,909
Grants and other liabilities	1,602,155	1,641,752
Related parties	14,102	17,115
Derivative liabilities	340,507	298,744
Deferred tax liabilities	248,715	248,996
Total non-current liabilities	$7,213,937	$6,971,601
Current liabilities
Short-term corporate debt	23,493	28,706
Short-term project debt	812,555	782,439
Trade payables and other current liabilities	128,577	128,062
Income and other tax payables	31,265	34,131
Total current liabilities	$995,890	$973,358
Total equity and liabilities	$9,766,946	$9,659,815

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Profit/(loss) for the period	$12,073	$26,437	$(26,192)	$22,747
Financial expense and non-monetary adjustments	194,838	192,604	389,557	361,616
Profit for the period adjusted by financial expense and non-monetary adjustments	$206,911	$219,041	$363,365	$384,363
Variations in working capital	(24,672)	(37,418)	(84,005)	(91,926)
Net interest and income tax paid	(119,517)	(129,405)	(130,953)	(143,329)
Net cash provided by/(used in) operating activities	$62,722	$52,218	$148,407	$149,108
Investment in contracted concessional assets[12]	5,675	7,518	5,675	14,704
Other non-current assets/liabilities	(2,311)	(3,454)	(8,249)	(30,439)
Acquisitions of subsidiaries and other financial instruments	8,943	(101,157)	8,943	(103,614)
Dividends received from entities under the equity method	5,262	-	10,382	-
Net cash provided by/(used in) investing activities	$17,569	$(97,093)	$16,751	$(119,349)

Net cash provided by/(used in) financing activities	$12,106	$(39,778)	$71,937	$(84,432)

Net increase/(decrease) in cash and cash equivalents	$92,397	$(84,653)	$237,095	$(54,673)
Cash and cash equivalents at beginning of the period	690,172	654,618	562,795	631,542
Translation differences in cash or cash equivalent	6,200	6,101	(11,121)	(803)
Cash and cash equivalents at end of the period	$788,769	$576,066	$788,769	$576,066

12 Includes proceeds for $7.4 million and $14.8 million for the six-month period ended June 30, 2020 and June 30, 2019 respectively, related to the amounts received by Solana in relation to the consent with the DOE.

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Profit/(loss) for the period attributable to the Company	$12,340	$25,913	$(28,171)	$16,956
Profit attributable to non-controlling interest	(267)	524	1,979	5,791
Income tax	13,618	17,463	3,471	27,040
Share of loss/(profit) of associates carried under the equity method	(2,259)	(1,529)	(1,591)	(3,352)
Financial expense, net	102,263	110,611	202,797	209,900
Operating profit	$125,695	$152,982	$178,485	$256,335
Depreciation, amortization, and impairment charges	84,454	74,327	194,073	150,063
Adjusted EBITDA	$210,148	$227,309	$372,557	$406,398
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,959	2,043	7,512	4,060
Adjusted EBITDA including unconsolidated affiliates	$214,107	$229,352	$380,069	$410,458

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Net cash provided by operating activities	$62,722	$52,218	$148,407	$149,108
Net interest and income tax paid	119,517	129,405	130,953	143,329
Variations in working capital	24,672	37,418	84,005	91,926
Other non-cash adjustments and other	3,237	8,268	9,192	22,035
Adjusted EBITDA	$210,148	$227,309	$372,557	$406,398
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,959	2,043	7,512	4,060
Adjusted EBITDA including unconsolidated affiliates	$214,107	$229,352	$380,069	$410,458

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2020	2019	2020	2019
Profit/(loss) for the period attributable to the Company	$12,340	$25,913	$(28,171)	$16,956
Profit attributable to non-controlling interest	(267)	524	1,979	5,791
Income tax	13,618	17,463	3,471	27,040
Share of loss/(profit) of associates carried under the equity method	(2,259)	(1,529)	(1,591)	(3,352)
Financial expense, net	102,263	110,611	202,797	209,900
Operating profit	$125,695	$152,982	$178,485	$256,335
Depreciation, amortization, and impairment charges	84,454	74,327	194,073	150,063
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,959	2,043	7,512	4,060
Adjusted EBITDA including unconsolidated affiliates	$214,107	$229,352	$380,069	$410,458
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,959)	(2,043)	(7,512)	(4,060)
Dividends from equity method investments	5,262	-	10,382	-
Non-monetary items	(3,683)	(7,729)	(8,017)	(22,361)
Interest and income tax paid	(119,517)	(129,405)	(130,953)	(143,330)
Principal amortization of indebtedness	(75,301)	(93,935)	(90,199)	(109,111)
Deposits into/ withdrawals from restricted accounts	17,605	22,692	50,526	47,627
Change in non-restricted cash at project level	31,257	68,101	(19,210)	8,654
Dividends paid to non-controlling interests	(9,246)	(5,105)	(14,161)	(5,105)
Changes in other assets and liabilities	(6,808)	(32,546)	(73,650)	(88,271)
Cash Available For Distribution	$49,717	$49,382	$97,275	$94,501

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: August 3, 2020	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer